Mail Stop 3561

									August 17, 2005



Via US Mail and Facsimile

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa),
  Societe Anonyme
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg

		Re:	Quilmes Industrial (Quinsa), Societe Anonyme
			Form 20-F for the fiscal year ended December 31,
2004
			File No. 001-14278

Dear Mr.Castelli:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 15. Controls and Procedures, page 107
1. Please clarify your disclosure and tell us if your officers concluded that disclosure controls and procedures were effective as of the end of the period covered by the report.

Item 17. Financial Statements, page F-1

Note 3. Summary of significant accounting principles and policies, page F-12

(g) Relationship with PepsiCo, page F-14
2. Please tell us and disclose how and when you recognize the amounts paid to PepsiCo based on a percentage of total concentrate purchases to support marketing activities. To the extent that the timing and classification of these amounts differ under US GAAP, please disclose the nature and amount of this difference in Note 28. Please also explain to us your basis under US GAAP and the consideration you gave to EITF 02-16.

Note 28.  Differences between Luxembourg GAAP and US GAAP, page F-
37
3. We note the dividends you receive from your subsidiaries are subject to various restrictions. Please tell us what consideration you gave to providing condensed financial information of the registrant as set forth in Rules Rule 4-08 and 12-04 of Regulation S-
X. Include in your response the amount of your restricted retained earnings.

(b) Impairment of intangible assets, page F-38
4. Please tell us and revise your disclosures to clarify the differences between accounting for goodwill and intangible asset impairments under Luxembourg GAAP and US GAAP. Include the level at which you test for goodwill impairment and address how you measure the amount of impairment loss. See SFAS 142.

(e) Differences in basis relating to purchase accounting, page F-
39
5. Please advise us and revise your disclosures to quantify the total amount of previously recognized goodwill and the amount of the total that represents licenses and trademarks qualifying for separate recognition as identifiable intangible assets with the adoption of SFAS 142.

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief

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Mr. Gustavo Castelli
Quilmes Industrial (Quinsa), Societe Anonyme
August 17, 2005
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